FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of December 2013

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG to implement a new Strategic Phase:

Rebalance its portfolio of activities and

Improve profitability and cash generation

2013 EBIT revised down to $400m-$420m

Award of three large projects offshore Brazil

Paris, France - December 17th, 2013

During its Capital Market Day hosted today in Paris for investors and analysts, CGG presented the latest phase in its strategic roadmap which will be fully implemented by the end of 2016.

CGG’s activities are closely correlated with the long-term exploration and production trends of our Oil and Gas company clients. The geological and geophysical challenges they face require new Geoscience solutions. From the very early exploration phase to the optimization of existing reservoirs, and throughout the entire development and production cycle, the demand for improved understanding of complex subsurface structure is increasing. This requires higher technology content, higher resolution, better illumination, and overall better imaging.

In such a market environment, the CGG Group, with its assets, expertise, people and track record, is now firmly established on the three solid technological pillars represented by its Equipment, Acquisition and GGR (Geology, Geophysics & Reservoir) divisions. CGG benefits from its unique scope of Geoscience activities, the unrivalled expertise of its imaging teams, its modern worldwide fleet of recently built, high-capacity vessels, the cutting-edge leadership of SERCEL on the Equipment market, and its strong commercial positions in key multi-client areas. CGG is therefore ideally positioned to capitalize on its unique integrated portfolio and to meet its customers’ needs for innovative products and services and for global solutions, as achieved recently with BroadSeis and StagSeis and now with SERCEL’s 508XT land acquisition system.

In line with the strategic rationale behind our move to integrate Fugro’s Geoscience activities, CGG’s priorities remain focused on the promotion of high-end solutions, through technological differentiation and transverse Geoscience knowledge, on the rebalancing of our asset portfolio towards less capital-intensive activities and on a continued improvement in our operational efficiency, profitability and cash generation. CGG will also seek to develop a long-term presence in key geographical markets, strengthened, when possible, with long-term partnerships.

Looking ahead to 2016, the roadmap for our Marine Acquisition business is to continue the repositioning and reformatting of our fleet on our core high-end vessels, which include the four modern C-class vessels recently acquired, and on the high-technology market segments. This reduction in the size of our operated fleet will lead to a significant reduction in fixed costs, in investments and hence reduce the volatility of Marine earnings and improve cash generation throughout the cycle. We will maintain the critical size to retain a world-leading position, address the global regional markets and consolidate CGG’s leadership in the high-end broadband and global solution marine market. Different avenues are being explored for the timely delivery of such a reformatting and repositioning initiative, and the more favorable cash-efficient scenarios will prevail.

In Land Acquisition, CGG is pursuing its strategic roadmap based on a focalization on niche and “techno” markets and on long term partnerships in key regions. In the Middle East, CGG is also in ongoing discussion to reinforce its strategic presence in the region to benefit from the growing mega-crews trend.

The new market conditions in Acquisition and the prospect of a fleet-capacity reduction should trigger a partial write-off of the related tangible and intangibles assets. This charge will depend on the final scenario and will be recorded as a one-off in our 2013 accounts.

With these initiatives leading to a rebalancing of our activities, the significant reduction in Acquisition revenue should be offset by organic growth in GGR and in Equipment. At the end of 2016, the new CGG portfolio will be significantly rebalanced. The reduction in the relative weight of the Acquisition division, after being favorably refocused on the most profitable part of its market, and the increase in the relative weights of the more profitable, less capital-intensive and more cash-generating Equipment and GGR divisions, will allow the Group to reduce its fixed costs, limit its investments, increase its profitability and generate sustainable cash flow. The rebalancing of our activities should result by 2016 in respective divisional contributions of circa 35% for Acquisition, 35% for GGR and 30% for Equipment and along with our global action plan should lead, on a pro-forma basis, to a 400 bps EBIT margin improvement at Group level versus 2013 and, coupled with lower investments, to a higher positive impact on the Group’s cash generation.

Looking at the short term and at the fourth quarter, we are operating in difficult market conditions as clients continue to delay their awards of large projects in Acquisition for which we are mobilizing now for a start date in early 2014. Due to these delays, and even though we expect our fleet production rate this quarter to remain high and above 90%, our availability rate will be low and around 80%. This will impact our fourth quarter earnings, resulting in lower multi-client revenue and also in the associated vessel standby costs. In Land, activity is globally slow in North America with a disappointing winter season. In multi-client, sales are up year on year but remain also below target as clients are delaying their investments. In Equipment and GGR, our other business lines are performing in line or above our expectations. Our 2013 EBIT is now expected to be between $400m and $420m.

Looking at 2014, and at a time when uncertainty still prevails for next year, we have recently been awarded three large multi-client projects offshore Brazil in addition to the recently awarded projects in Mexico and Angola. Our fleet is well booked into Q1 and Q2, respectively at 90% and 60%. CGG has also recently won a major Data Management project with the Norwegian Petroleum Directorate (NPD). Two very important existing subsurface imaging dedicated centers in Oman and France have also been renewed and we have reinforced our presence in Thailand with the recent award of a new dedicated subsurface imaging center. In Equipment, we have recently been awarded a major order in marine and we should be in a position to book the first 508XT orders before year end.

Jean-Georges Malcor, CEO of CGG, said:

“After a first strategic phase focusing on our performance plan in 2010 and a second strategic phase focusing on the integration of our new geoscience activities in 2013, CGG is now entering the third phase of its strategic roadmap targeting a rebalancing of our portfolio of activities towards high-end, less capital-intensive and more cash-generating activities. This third phase will be implemented over the next three years while we continue to strengthen our cost control and our cash management while pursuing our operational performance plan. With SERCEL’s new range of products and our new Acquisition solutions such as StagSeis, we will extend our commercial and technology differentiation initiative to new frontiers. By

2016, our vision is that the repositioning of our Marine fleet and our partnerships in Land should also coincide with the full recovery of our Equipment Division, with SERCEL expected to benefit from large mega-crews, and also with solid organic growth for GGR, as we confirm the strength of our activities in Geology and Reservoir Characterization and benefit from our recent Gulf of Mexico and Brazil multi-client programs.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Communications Contact Christophe Barnini Tel: +33 1 64 47 38 11 E-Mail: invrelparis@cgg.com	IR Contact Catherine Leveau Tel: +33 1 64 47 34 89 E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date December 17th, 2013	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP